UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

I-LEVEL MEDIA GROUP INCORPORATED
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

44966E109
______________________________________
(CUSIP Number)

JOHN P. SULLIVAN
3862 West 12th Avenue
Vancouver, British Columbia, Canada V6R 2N8
Telephone: (604) 228-0532
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44966E109

1.         Names of Reporting Persons        John P. Sullivan
            I.R.S. Identification Nos. of above persons (entities only).

2.         Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        ☐
(b)        ☐
            Not applicable

3.         SEC Use Only:

4.         Source of Funds (See Instruction):       OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
            Not applicable

6.         Citizenship or Place of Organization:       Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.         Sole Voting Power:         5,917,905 shares(1)

8.         Shared Voting Power:     1,723,228(1), (2)

9.         Sole Dispositive Power:  5,917,905 shares(1)

10.      Shared Dispositive Power:  1,723,228(1), (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:   7,641,133 shares(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           Not applicable

13.      Percent of Class Represented by Amount in Row (11):     14.5%(1), (3)

14.      Type of Reporting Person (See Instructions):       IN

Notes:

(1)       The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)       1,723,228 of the Issuer's stock reported herein is held of record by Margaret I. Sullivan, the wife of John P. Sullivan.

(3)       Based on 52,646,668 shares of the Issuer's common stock issued and outstanding as of March 20, 2007.

CUSIP No. 44966E109

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. John P. Sullivan is sometimes referred to herein as the "Reporting Person."

ITEM 1.          SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of i-level Media Group Corporation, a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 5B, 98 Liu He Road, Shanghai, PRC, 200001.

ITEM 2.          IDENTITY AND BACKGROUND

Name:

This statement is filed by John P. Sullivan.

Residence or Business Address:

3862 West 12th Avenue
Vancouver, British Columbia, Canada V6R 2N8

Present Principal Occupation or Employment:

The Reporting Person's present principal occupation is as a retired businessman.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 20, 2007, the Issuer completed the acquisition (the "Acquisition") of all of the issued and outstanding shares of i-level Media Systems Limited, a private British Virgin Islands company ("i-level Media Systems") pursuant to a share exchange agreement among i-level Media Systems, the shareholders of i-level Media Systems (including the Reporting Person) and the Issuer, dated for reference January 29, 2007. At the closing of the Acquisition:

CUSIP No. 44966E109

  the Issuer issued 5,062,500 shares of common stock at a deemed price of $0.425 per share ($2,151,562 total) to the Reporting Person in consideration for his interest in i-level Media Systems;

  the Issuer issued 1,687,500 shares of common stock at a deemed price of $0.425 per share ($717,188 total) to Margaret I. Sullivan, the wife of the Reporting Person, in consideration for her interest in i-level Media Systems;

  the Issuer issued 855,405 shares of common stock at a deemed price of $0.30 per share ($256,622 total) to the Reporting Person to settle and pay a debt of i-level Media Systems owed to the Reporting Person; and

  the Issuer issued 35,728 shares of common stock at a deemed price of $0.30 per share ($10,718 total) to Margaret I. Sullivan, the wife of the Reporting Person, to settle and pay a debt of i-level Media Systems owed to her.

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Person's acquisition of the Issuer's shares as described above in Item 3 was in relation to the Issuer's acquisition of i-level Media Systems, of which the Reporting Person was a major shareholder. As a result of such transaction, the Reporting Person became a major shareholder of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

CUSIP No. 44966E109

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)       For the purposes of this statement, the Reporting Person is reporting herein that as of March 20, 2007, the Reporting Person was the beneficial owner of 7,641,133 (or approximately 14.5%) of the Issuer's common stock.

(b)       For the purposes of this statement, the Reporting Person is reporting herein that as of March 20, 2007, (i) the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 5,917,905 (or approximately 11.2%) of the Issuer's common stock and (ii) the Reporting Person had shared power (with his wife, Margaret I. Sullivan) to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,723,228. (or approximately 3.3%) of the Issuer's common stock.

(c)       As of March 20, 2007, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)       As of March 20, 2007, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)       Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 44966E109

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2007.

/s/ "John P. Sullivan"
John P. Sullivan